UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ROCKET PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

77313F 106

(CUSIP Number)

RTW Investments, LP

Attn: Roderick Wong

250 West 55th Street, 16th Floor, Suite A

New York, New York 10019

Copies to:

Ryan A. Murr

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, California 94105

(415) 393-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 77313F 106

1	NAME OF REPORTING PERSONS RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,439,557*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,439,557*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,439,557*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.68%*
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA, OO

CUSIP No. 77313F 106

1	NAME OF REPORTING PERSONS Roderick Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,439,557*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,439,557*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,439,557*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.68%*
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

*	The above-referenced shares of common stock, par value $0.01 per share (the “Common Stock”) of Rocket Pharmaceuticals, Inc. (the “Issuer”) reported hereunder are held by one or more funds (together the “Funds”), managed by RTW Investments, LP (the “Adviser”). The Adviser, in its capacity as the investment manager of the Funds, has the power to vote and the power to direct the disposition of all such shares of Common Stock held by the Funds. Roderick Wong is the Managing Partner and Chief Investment Officer of the Adviser.

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer. The address and principal office of the Issuer is 430 East 29th Street, Suite 1040, New York, New York 10016.

Item 2.	Identity and Background

(a) – (c) and (f)

Each of RTW Investments, LP and Roderick Wong (together, the “Reporting Persons”) are filing this statement.

The address and principal office of the Reporting Persons is 250 West 55th Street, 16th Floor, Suite A, New York, New York 10019.

Roderick Wong is the Managing Partner and Chief Investment Officer of RTW Investments, LP. Mr. Wong also serves as the Chairman of the Board of Directors of the Issuer. Mr. Wong is a citizen of the United States of America.

(d) – (e)

During the past five years, neither Reporting Person has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On September 12, 2017, Inotek Pharmaceuticals Corporation (“Inotek”) and Rocket Pharmaceuticals, Ltd. (“Rocket”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which a wholly-owned subsidiary of Inotek merged with and into Rocket on January 4, 2018 (the “Effective Date”), with Rocket surviving as a wholly-owned subsidiary of Inotek (the “Merger”). In connection with the effectiveness of the Merger, Inotek changed its name to Rocket Pharmaceuticals, Inc. Immediately prior to the Effective Date, each share of Rocket preferred stock issued and outstanding was converted into ordinary shares of Rocket, whereupon each ordinary share of Rocket issued and outstanding as of the Effective Date was converted in the Merger into the right to receive a number of shares of common stock of the Issuer determined in accordance with an exchange ratio set forth in the Merger Agreement (the “Exchange Ratio”). Also pursuant to the Merger Agreement, Inotek assumed outstanding options to purchase ordinary shares of Rocket, with the number of underlying shares and the exercise price of such options being adjusted in the Merger to give effect to the Exchange Ratio.

As of the Effective Date, the Reporting Persons were deemed to beneficially hold 15,439,557 shares of Rocket common stock, which consisted of 15,439,577 shares of common stock issued in the merger, and 0 shares of common stock underlying options that were assumed in the Merger. Beneficial ownership reported herein does not include options to purchase an additional 4,952,024 shares that were assumed in the Merger, but are subject to beneficial ownership limitations on exercise that currently prevent exercise of such options (the “Blocked Shares”).

The Merger Agreement is filed as Exhibit 1 hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 3 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

Items 7 through 11 and 13 of the cover pages of this Schedule 13D and the footnote thereto are incorporated herein by reference.

(c)

Except as described herein, neither Reporting Person, has acquired or disposed of any shares of Common Stock during the past 60 days.

(d) – (e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

As stated above, Roderick Wong is the Managing Partner and Chief Investment Officer of RTW Investments, LP. Certain funds advised by RTW Investments, LP directly own shares of Common Stock. The information regarding the Merger Agreement set forth in Item 3 above is incorporated herein by reference in its entirety.

The Merger Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Under Rule 13d-4 of the Exchange Act, the Reporting Persons expressly disclaim beneficial ownership of the Blocked Shares because neither Reporting Person has the right to acquire beneficial ownership of such shares within 60 days. Nothing herein shall be deemed an admission by the Reporting Persons as to the beneficial ownership of shares of Common Stock for purposes of Section 13(d) of the Exchange Act or any other purpose. This Schedule 13D shall not be deemed an admission that either Reporting Person is the beneficial owner of shares of Common Stock for purposes of Section 13(d) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of shares of Common Stock except to the extent of the Reporting Person’s pecuniary interest therein.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description

1.	Agreement and Plan of Merger and Reorganization, dated as of September 12, 2017, by and among Inotek Pharmaceuticals Corporation, Rocket Pharmaceuticals, Ltd. and Rome Merger Sub.†

2	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended.

3	Power of Attorney of Roderick Wong executed in favor of Ryan A. Murr, Sabera Loughran and Alice Lee.

4	Power of Attorney of RTW Investments, LP executed in favor of Ryan A. Murr, Sabera Loughran and Alice Lee.

†	Incorporated by reference from Exhibit 2.1 filed with that certain Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 13, 2017 by Inotek Pharmaceutical Corporation.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2018

RTW INVESTMENTS, LP

By:	/s/ Alice Lee
Alice Lee, as attorney-in-fact

RODERICK WONG

By:	/s/ Alice Lee
Alice Lee, as attorney-in-fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).